              February 7, 2011

VIA FAX #202-772-9220 AND EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-4631

Re:	LEAF Equipment Finance Fund 4, L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 2, 2010
File No. 0-53667

Dear Mr. O’Brien:

This letter sets forth the Registrant’s response to the additional comment of the Staff in the Staff’s letter to the Registrant dated January 24, 2011.  For your convenience, the Staff’s additional comment has been repeated in italics below. The Registrant’s response is set forth immediately below the italicized text.

Staff’s additional comment to Registrant dated January 24, 2011:

We note your response to comment 3 issued in our letter dated December 23, 2010, including your statement that the indentures were filed as Exhibit 10.13 and Exhibit 10.14 to Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010, respectively.  Exhibit 10.13 and Exhibit 10.14, however, do not contain the exhibits and schedules to the indentures.  Please amend the Forms 10-Q to file complete, executed copies of the indentures, including all schedules and exhibits.

Response:

On or before March 1, 2011, the Registrant will file an amended quarterly report on Form 10-Q/A for each of the quarters ended June 30, 2010 and September 30, 2010 to comply with the requirement to include the required schedules and exhibits to the indentures.

              Very truly yours,

LEAF Equipment Finance Fund 4, L.P.
By: LEAF Asset Management, LLC,
its general partner

/s/ Robert K. Moskovitz_____________
Robert K. Moskovitz
Chief Financial Officer